Uxin Limited

1&3/F, No. 12 Beitucheng East Road

Chaoyang District, Beijing 100029

People’s Republic of China

December 14, 2022

VIA EDGAR

Ms. Jennie Beysolow

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Uxin Limited (the “Company”)
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed on August 1, 2022 (File No. 001-38527)

Dear Ms. Beysolow and Ms. Beech,

This letter sets forth the Company’s responses to the comments contained in the letter dated November 30, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022 filed with the Commission on August 1, 2022 (the “2022 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2022 Form 20-F submitted on October 20, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended March 31, 2022

Item 3. Key Information, page 3

1.	We note your disclosure in response to comment 3 regarding the August 26, 2022 Statement of Protocol in Item 3. Please further revise to state that the PCAOB will be required to reassess its determinations by the end of 2022, as you have proposed to include in your risk factors in response to this comment.

In response to the Staff’s comment, the Company respectfully proposes to further revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

Page 5 (Key Information)

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States stock exchange. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. On August 29, 2022, the SEC conclusively listed Uxin Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, Nasdaq may determine to delist our securities. The related risks and uncertainties could cause the value of our ADSs to significantly decline or be worthless. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Furthermore, the PCAOB will assess by the end of 2022 whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.””

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

2.	We note your response to comment 4; however, your proposed revised disclosure does not address all references to your ability to "control" your VIEs. Revise to state that you are the primary beneficiary for consolidation purposes. See, for example, paragraphs two and four on page 3 where you refer to your control over the former VIEs and their subsidiaries.

In response to the Staff’s comment, the Company will make necessary revisions in future Form 20-Fs with respect to the Company’s ability “control” over the former VIEs to clarify it was the primary beneficiary of the former VIEs for accounting purposes. The following revisions will be made on page 3 of the 2022 Form 20-F, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 3 (Key Information)

“Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs

Uxin Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its PRC subsidiaries and, historically, through contractual arrangements with the former VIEs in China. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services. In order to comply with PRC regulatory requirements, in the past we primarily operated these businesses in China through Youxin Internet (Beijing) Information Technology Co., Ltd. or Youxin Hulian, and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche, which we refer to as the former VIEs in this annual report. There were historical contractual arrangements among our PRC subsidiaries, the former VIEs and their shareholders, which were effectively terminated on March 31, 2022. As a result of the contractual arrangements, we were able to direct the activities of and derive economic benefits from the former VIEs and were considered the primary beneficiary of the former VIEs for accounting purposes. ~~and~~ Accordingly, we have consolidated the financial results of ~~these companies~~ the former VIEs in our consolidated financial statements in accordance with U.S. GAAP. Neither Uxin Limited nor its investors has had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the former VIEs.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

The contractual arrangements were not equivalent to an equity ownership in the business of the former VIEs and their subsidiaries in China. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Uxin Limited and its subsidiaries~~, and, when describing our historical operations and consolidated financial information, also includes the former VIEs and their subsidiaries in China~~.

Historically, we, through Yougu and Youxinpai, were subject to a series of contractual arrangements with the former VIEs and the shareholders of the former VIEs until March 31, 2022. These historical contractual arrangements had enabled us to: (i) ~~exercise effective control over~~ direct the activities of the former VIEs and their subsidiaries; (ii) receive substantially all of the economic benefits of the former VIEs; and (iii) have exclusive options to purchase all or part of the equity interests in the former VIEs when and to the extent permitted by PRC law.

……

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the Restructuring to terminate the contractual arrangements with both of the former VIEs which have become wholly owned subsidiaries of our company. Pursuant to the Restructuring, our wholly owned subsidiaries that have contractual arrangements with the former VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the former VIEs. Accordingly, all contractual arrangements that enabled such shareholders to ~~exercise effective control over~~ direct the activities of the former VIEs, receive substantially all of the economic benefits of the former VIEs and have exclusive options to purchase all or part of the equity interests in the former VIEs, were effectively terminated.

……”

3.	We note your response to comment 5 and reissue in part. We note your response that for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, there were immaterial cash flows between Uxin Limited and its subsidiaries; and between the Company’s subsidiaries and the former VIEs, with reference to Appendix A to demonstrate this statement. Revise to quantify all cash flows, dividends and distributions between the holding company, its subsidiaries, and the former VIEs, and direction of transfer for the relevant time period. The disclosure here should not be qualified by materiality. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide a cross-reference to the consolidated financial statements, the risk factor summary, and the related risk factor.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

In addition, please briefly describe the "satisfaction of applicable government registration and approval requirements" you reference in the second paragraph of your revised disclosure, and revise your disclosure about restrictions on foreign exchange and your ability to transfer cash between entities to include restrictions related to Hong Kong laws as well. Lastly, include comparable disclosure in Item 5 of Form 20-F.

In response to the Staff’s comment, the Company respectfully proposes to further revise the relevant disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings per the blacklining shown below, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Furthermore, with respect to the comment on the Company’s ability to transfer cash between entities to include restrictions related to Hong Kong laws, the Company respectfully advises the Staff to refer to the Company’s response to comment #4 below.

Page 5 (Key Information)

“~~Impact of Taxation on Dividends~~ Cash and Asset Flows through Our Organization

We are incorporated in the Cayman Islands and had historically conducted businesses in China through our PRC subsidiaries and the former VIEs. Uxin Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and, historically, through contractual arrangements with the former VIEs in China. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Under PRC law, Uxin Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the former VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. Loans by Uxin Limited to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to approval by the Ministry of Commerce or its local counterparts. For more details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation— PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.” For the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, Uxin Limited did not make any capital contribution or loans to our PRC subsidiaries or the former VIEs~~no capital contribution was received by our PRC subsidiaries and no capital or investment was received by the former VIEs~~. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities” for details.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

Our PRC subsidiaries received RMB71.5 million, RMB6.1 million, RMB12.0 million and RMB50.2 million from the former VIEs for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, respectively, which include cash advances made by the former VIEs to our PRC subsidiaries for the purchase of cars and/or services from third parties for daily operations, and payments of service fees in the fiscal year 2019 for rendering management consulting services to the former VIEs in the fiscal year 2018. The former VIEs received RMB2.1 million, RMB61.4 million, RMB35.5 million and RMB66.8 million from our PRC subsidiaries for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, respectively, which include the repayment of aforementioned cash advances for daily operations and the payment of service fees in the fiscal year 2019 for rendering technology support services to the subsidiaries in the fiscal year 2018. Furthermore, RMB149.5 million was transferred from the former VIEs to our PRC subsidiaries in the three months ended March 31, 2020 as a return of capital to our PRC subsidiaries after the receipt of the sales proceeds related to the sale of the salvage car related business. See “Item 4.A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” We believe the amount of the cash flows between the former VIEs and our PRC subsidiaries were immaterial to our company for each of the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022.

There were no other transfer of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

……”

Page 106 (Liquidity and Capital Resources)

“Cash flows and working capital

……

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

~~We~~ Uxin Limited may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

For the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, Uxin Limited did not make any capital contribution or loans to our PRC subsidiaries or the former VIEs. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange” and “Item 4. Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.””

4.	We note your response to comment 6 and reissue in part. Please further revise your proposed disclosure to address cash in the business that is in Hong Kong or a Hong Kong entity, as you have done with respect to cash in the PRC or a PRC entity. Provide a cross reference in Item 3 to the comparable discussions in your risk factor summary and risk factors.

The Company respectfully submits to the Staff that there is no equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, Hong Kong entities as of the date hereof, and undertakes to closely monitor any update of such restriction or limitation in Hong Kong in the future and make appropriate disclosures accordingly. In response to the Staff’s comment, the Company respectfully proposes to further revise the relevant disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings per the blacklining shown below, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 5 (Key Information)

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

“~~Impact of Taxation on Dividends~~ Cash and Asset Flows through Our Organization

……

Furthermore, cash transfers from our PRC subsidiaries to entities outside of ~~China~~ mainland China are subject to PRC government controls on currency conversion. As a result, cash in ~~the PRC~~ mainland China may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries and the former VIEs to transfer cash. In view of the foregoing, to the extent cash in our business is held in ~~China~~ mainland China or by a ~~PRC~~ mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China~~the PRC~~. As of the date of this annual report, there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details.

……”

Page 12 (Summary of Risk Factors Section)

“Risks Related to Doing Business in China

…

•	Cash transfers from our PRC subsidiaries to entities outside of ~~China~~ mainland China are subject to PRC government controls on currency conversion. As a result, cash in ~~the PRC~~  mainland China may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries, and the former VIEs to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details;

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

…”

Page 41 (Risk Factors Section)

“Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in ~~China~~ mainland China or generated by a PRC entity to fund our operations outside of ~~China~~ mainland China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries, and the former VIEs to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. See “Item 3. Key Information—Cash and Asset Flows through Our Organization.””

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

5.	We note your response to comment 9 and reissue in part. Your disclosure that you "have not received or were denied such permissions by any PRC," appears to be limited to permissions by the CSRC and CAC. Please revise to state affirmatively whether any permissions or approvals have been denied. In addition, please tell us whether the EDI license is the only requisite license or permit you are required to obtain. If not, please disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. In this regard, your disclosure appears to refer to multiple "licenses and permits." In addition, you state that you were advised by your PRC legal counsel about your conclusions regarding your determinations. Please clarify whether you relied on an opinion of counsel and if so, disclose the name of your PRC counsel.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

Page 4 (Key Information)

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China primarily through our subsidiaries and historically, through former VIEs in China with which we had maintained contractual arrangements. Our operations in China are governed by PRC laws and regulations. As advised by our PRC legal counsel, Beijing DOCVIT Law Firm, ~~Our~~ our PRC subsidiaries have obtained the requisite ~~licenses and permits~~ permissions and approvals from the PRC government authorities that are necessary for the business operations of our PRC subsidiaries, including the Electronic Data Interchange license, or the EDI license, and registrations with local government authorities for used car dealers and vehicle maintenance. As of the date of this annual report, we have not received any requirement from Chinese governmental authorities to obtain other permissions for our operation and issuance of securities to foreign investors. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we and our PRC subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, (i) as advised by our PRC legal counsel, we, our PRC subsidiaries and the former VIEs, ~~(i)~~ are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and ~~(ii)~~ are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, ~~and (iii)~~ (ii) we, our PRC subsidiaries and the former VIEs, have not received or were denied such permissions by ~~any PRC authority~~ the CSRC or the CAC, and (iii) we, our PRC subsidiaries and the former VIEs, have not been required to apply for, nor have we been denied for, any permission or approval from any other PRC government authority with respect to our issuance or offering of securities to foreign investors.

…”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

6.	We also note that you have subsidiaries in Hong Kong. Please clarify whether you have operations in or have directors/officers located in Hong Kong, and if so, revise to discuss the applicable laws and regulations in Hong Kong, including how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Discuss the related risks and consequences here and in your risk factors.

The Company respectfully advises the Staff that it does not have any operation in Hong Kong. The Company further advises the Staff that one of the Company’s independent directors reside in Hong Kong and none of the Company’s officers reside in Hong Kong. In light of this, the Company believes that laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on its ability to conduct business, accept foreign investment, or continue to list on a United States stock exchange.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 4 (Key Information)

“Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs

…

As of the date of this annual report, laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on our ability to conduct business, accept foreign investment, or continue to list on a United States stock exchange.”

D. Risk Factors, page 11

The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities..., page 34

7.	We note your proposed revised disclosure in response to comment 13. Please include disclosure, similar to the disclosure you have proposed in response to comment 9, that clarifies whether you have relied upon an opinion of counsel in reaching your conclusions with respect to the applicability of the CAC regulations and the basis for your determination.

In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure its future Form 20-F filings per the blacklining shown below (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
December 14, 2022

Page 34 (Risk Factors)

“The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.

…

As of the date of this annual report, we have not received any inquiry or notice or any objection ~~to this annual report~~ in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. As advised by our PRC legal counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) the relevant regulations do not require network platform operators holding personal information of over one million users to file a supplementary application of cybersecurity review for their previous issuance of securities to foreign investors that occurred before the effective date of such regulations; and (ii) our securities have already been listed on the Nasdaq Global Select Market before such regulations became effective. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors.

Furthermore, as advised by our PRC legal counsel, Beijing DOCVIT Law Firm, based on the facts that, (i) the Cybersecurity Review Measures were newly adopted and the Draft Regulations have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) except as otherwise disclosed in the annual report, we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe we are in material compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.

…”

*           *           *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (10) 5691-6765 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4858 or shu.du@skadden.com.

Very truly yours,

/s/ Feng Lin
Feng Lin
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jianbin Gao, Partner, PricewaterhouseCoopers Zhong Tian LLP